Greenhaven Continuous Commodity Index Fund
Greenhaven Continuous Commodity Index Master Fund
3340 Peachtree Road
Atlanta, Georgia 30326
November 29, 2007
VIA FACSIMILE AND EDGAR TRANSMISSION
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Karen J. Garnett, Assistant Director
Owen Pinkerton, Senior Counsel

Re:	Greenhaven Continuous Commodity Index Fund and Greenhaven Continuous Commodity Index Master Fund Registration Statement on Form S-1 File No. 333-138424
Dear Ms. Garnett,
     In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of post-effective Amendment No. 1 to the above-referenced Registration Statement be accelerated so that it will be declared effective at 3:00 p.m., New York City time, on November 30, 2007 or as soon thereafter as possible. Thank you very much for your consideration of this.

Very Truly Yours, Greenhaven Commodity Services, LLC, as Managing Owner
/s/ Ashmead Pringle
Ashmead Pringle
Managing Member

cc: Barry Breen, Esq.